SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of May 2016

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Notice Dated May 24, 2016: 20-F form late filing status

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: May 24, 2016	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. MARKET NOTICE DATED MAY 24, 2016: 20-F FORM LATE FILING STATUS

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COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

20-F form late filing status

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG RECEIVES NYSE NOTICE REGARDING LATE FORM 20-F FILING

BELO HORIZONTE, Minas Gerais, May 24, 2016— Companhia Energética de Minas Gerais—Cemig (NYSE: CIG and CIG.C) today announced that, as a result of its failure to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, it has received a notice from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual. The Company is also still working to complete and file its Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

The NYSE has informed the Company that, under the NYSE’s rules, the Company will have up to six months, until November 17, 2016, to file its Form 20-F with the SEC. The Company can, and intends to, regain compliance with the NYSE listing standards prior to such date by filing the Form 20-F with the SEC. If the Company fails to file the Form 20-F prior to the NYSE’s compliance deadline, then the NYSE may grant, at its sole discretion, an extension of up to six additional months for the Company to regain compliance, depending on the specific circumstances. The letter from the NYSE also notes that the NYSE may nevertheless commence delisting proceedings at any time during the period that is available to complete the filing if it deems that the circumstances warrant.

The Company informs that the reason for the delay in filing the 20-F is the qualification issued by the external auditors of the financial statements for the business year ended December 31, 2015, as already announced to the market through Market Notices released on May 12, 2016 (Reply to CVM Inquiry Letter 201/2016-CVM/SEP/GEA-1, of May 11, 2016) and May 18, 2016 (20-F form not yet filed).

For a fuller understanding, we clarify that the basis for the qualified opinion issued by the external auditors arises from the following:

“Cemig has an indirect investment in Norte Energia S.A. (‘Norte Energia’), which is recorded under the equity method of accounting, and is currently the subject of an investigation being carried out by the stockholder Centrais Elétricas Brasileiras S.A. (‘Eletrobras’), as has been mentioned in Notes 1 and 14 to the financial statements. As a result of this investigation not having been completed, the audit for the year ending December 31, 2015 of the financial statements of Amazônia Energia S.A. (‘Amazônia Energia’) and Aliança Norte Energia Participações S.A. (‘Aliança Norte’), investees of Cemig which hold the direct investment in Norte Energia, had not been completed by March 28, 2016, the date on which the company published its financial statements dated December 31, 2015.

As a result, the external auditors had not obtained sufficient auditing evidence in relation to the investments held in the investees, in the amount of R$ 871,442,000 at December 31, 2015, and on the negative equity-method contribution of R$ 10,261,000 for the business year ended on that date.

Cemig’s total investment in the investees referred to represents 2.13% of the Company’s total consolidated assets, and 6.71% of the Company’s Stockholders’ equity, at December 31, 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

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As can be seen, the basis for qualification of the opinion is limited in scope exclusively to the effects, if any, of the investigation that is being carried out by Eletrobras in relation to the Company’s indirect investment in Norte Energia. It is not the result of any disagreement in relation to any accounting practice or criterion for disclosure in the presentation of the financial statements, nor any limitation imposed by the Company’s management on access to documents or information, nor any deficiencies in the Company’s internal controls related to the management of its holdings in investees.

As mentioned in Note 14 to the financial statements, Eletrobras, which holds 49.98% of the share capital of Norte Energia, has contracted a law firm specialized in corporate investigation to ascertain any irregularities in undertakings in which the companies of the Eletrobras Group have a corporate or minority stockholding interest, and this includes the investment in Norte Energia. This work was still in progress on March 28, 2016, at the time of the conclusion and approval of the Company’s financial statements. Cemig’s management is not aware of any preliminary information from these investigations. As and when progress of the investigations produces any significant information, Cemig will assess any impacts on its financial statements.”

The NYSE notice has no immediate effect on the listing of the Company’s stock and it continues to be listed on the NYSE under the symbols “CIG and CIG.C.” The NYSE previously assigned the Company’s symbols an “LF” indicator to signify the Company’s late filing status when the Company did not timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

All the Company’s acts and decisions are guided by and based on the most absolute transparency, and in accordance with the laws and regulations to which it is subject. The Company is doing its better efforts to file the Form 20-F as soon as possible.

The Company is confident that the issue will be resolved timely once it has a high interest in keeping listed on the New York Stock Exchange.

Cemig will keep its stockholders and the market duly informed of any new information on this subject.

Belo Horizonte, May 24, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

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